Exhibit 99.1

U-BX Technology Ltd. Announced Receipt of Notification Letter from Nasdaq

BEIJING, Oct. 25, 2024 (GLOBE NEWSWIRE) -- U-BX Technology Ltd. (the “Company” or “U-BX”) (NASDAQ:UBXG), a leading company providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers, today announced that it has received written notifications (the “Notification Letters”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on Oct. 21, 2024. The Notification Letters advised the Company that for the last 31 consecutive business days, the minimum closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). The Notification Letters also advised the Company that for the last 30 consecutive business days, the minimum Market Value of Listed Securities (MVLS) of the Company was below the $35 million requirement for continued listing under Nasdaq Listing Rule 5550(b)(2).

The Company would like to clarify that the Notification Letters have no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Nasdaq Listing Rules 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, until April 21, 2025, to regain compliance with the Nasdaq Listing Rule 5550(a)(2). If, at any time during this compliance period, the closing bid price of the Company’s ordinary shares reaches US$1.00 per share or higher for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be resolved. In the event the Company does not regain compliance by April 21, 2025, the Company may be eligible for an additional 180 calendar days. In addition, pursuant to Nasdaq Listing Rules 5810(c)(3)(C), the Company has been granted a compliance period of 180 calendar days, until April 21, 2025, to regain compliance with the Nasdaq Listing Rule 5550(b)(2). If, at any time during this compliance period, the Company’s MVLS closes at $35 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be resolved.

The Company intends to actively monitor the bid price for its shares and the MVLS, and will evaluate available options to regain compliance with the continued listing requirements.

About U-BX Technology Ltd.

Headquartered in Beijing, UB-X Technology Ltd. is a provider of insurance technology in China. The Company focuses on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s services and products primarily include: 1) Digital promotion services. The Company helps institutional clients boost their social media visibility and generate revenue through consumer engagement and client promotions. 2) Risk assessment services. The Company has developed a unique algorithm named “Magic Mirror” that calculates payout risks for auto insurance coverage based on vehicle information. Insurance carriers purchase the personalized risk reports generated by the algorithm. Magic Mirror utilizes AI and optical character recognition technology to produce detailed risk assessments, including accident likelihood, potential claims, and estimated settlement amounts. and 3) Value-added bundled benefits to insurance carriers. The benefits packages include auto maintenance services, auto value added services, vehicle moving notification services etc. For more information, please visit: https://www.u-bx.com/ .

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

U-BX Technology Ltd.

Investor Relations Department

ir@u-bx.com